                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ---------------

                                FINAL AMENDMENT
                                       TO
                                  SCHEDULE TO

                                 (RULE 14d-100)
      Tender Offer Statement Pursuant to Section 14(d)(1) and 13(e)(1) of
                      the Securities Exchange Act of 1934
                      (Amendment No. 8 - Final Amendment)

                                   IBP, INC.
                           (Name of Subject Company)

                         LASSO ACQUISITION CORPORATION
                               TYSON FOODS, INC.
                        (Name of Filing Persons-Offeror)

                    COMMON STOCK, PAR VALUE $0.05 PER SHARE
                         (Title of Class of Securities)
                                ---------------
                                   449223106
                     (Cusip Number of Class of Securities)

                                 LES R. BALEDGE
                               TYSON FOODS, INC.
                            2210 West Oaklawn Drive
                        Springdale, Arkansas 72762-6999
                           Telephone: (501) 290-4000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                                   Copies to:
                                Mel M. Immergut
                               Lawrence Lederman
                      Milbank, Tweed, Hadley & McCloy LLP
                           One Chase Manhattan Plaza
                            New York, New York 10005
                           Telephone: (212) 530-5732

                           CALCULATION OF FILING FEE
Transaction valuation*                                  Amount of filing fee
--------------------------------------------------------------------------------


$1,579,978,050                                                  $315,995.61
--------------------------------------------------------------------------------
*  Estimated for purposes of calculating the amount of the filing fee only.

The amount assumes the purchase of a total of 52,665,935 shares of the outstanding common stock, par value $0.05 per share (the "Shares"), of IBP, inc., a Delaware corporation (the "Company"), at a price per Share of $30.00 in cash. Such number of Shares, together with the 574,200 Shares owned by Tyson Foods, Inc., a Delaware corporation ("Tyson"), represents approximately 50.1% of the 106,267,735 Shares outstanding as of June 29, 2001 (as disclosed by the Company in its Solicitation/Recommendation Statement on Schedule 14D-9 filed July 3, 2001).

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $315,995.61     Filing Party: Tyson and Lasso
                                                         Acquisition Corporation
Form or Registration No.:  Schedule TO     Date Filed:   December 12, 2000,
                                                         December 29, 2000,
                                                         January 2, 2001 and
                                                         July 3, 2001

[_]     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]       third-party tender offer subject to Rule 14d-1.
[_]       issuer tender offer subject to Rule 13e-4.
[_]       going-private transaction subject to Rule 13e-3.
[_]       amendment to Schedule 13D under Rule 13d-2.

[X]     Check the following box if the filing is a final amendment reporting the results of the tender offer.

FINAL AMENDMENT TO TENDER OFFER STATEMENT

     This Final Amendment to the Tender Offer Statement on Schedule TO (as amended hereby, the "Schedule TO") relates to the offer by Lasso Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Tyson to purchase up to the number of Shares, which, together with the Shares owned by Tyson, constitutes 50.1% of the outstanding Shares at $30.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 3, 2001 (as amended, the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Offer to Purchase. Attached hereto as Exhibit (a)(20) is a copy of the press release issued by Tyson on August 9, 2001. Attached hereto as Exhibit (a)(21) is a copy of the press release issued by Tyson on August 10, 2001 announcing the final results of the Offer and the information contained therein is incorporated herein by reference.

     Except as amended below, the information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 11 of this Schedule TO.

Items 1 through 9, and 11.

     Items 1 through 9, and 11 of the Schedule TO are hereby amended and supplemented by adding the following.

     "A total of 105,341,969 Shares were validly tendered and not withdrawn. Tyson and Purchaser have accepted for payment 53,612,799 Shares. Tyson and Purchaser have been informed by the Depositary that the final proration factor is 50.9%. Following purchase of the Shares, Tyson and Purchaser will be the record owner of 54,186,999 Shares (or approximately 50.1% of the outstanding Shares). Tyson expects that the Merger will be completed in the next 60 days.

     On August 10, 2001, Tyson issued a press release, a copy of which is filed as Exhibit (a)(21) hereto and is incorporated herein by reference, announcing the final results of the Offer.

Item 12.   Exhibits.

(a)(1) Offer to Purchase dated July 3, 2001 (also see Exhibit (a)(9) below).*
(a)(2) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (also see Exhibit (a)(10) below).*
(a)(3)      Notice of Guaranteed Delivery (also see Exhibit (a)(11) below).*
(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (also see Exhibit (a)(12) below).*

(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (also see Exhibit (a)(13) below).*
(a)(6)      Form of summary advertisement dated July 3, 2001.*
(a)(7)      Joint Press Release issued by Tyson and the Company dated June 27,
            2001.*
(a)(8)      Joint Press Release issued by Tyson and the Company dated June 28,
            2001.*
(a)(9)      Offer to Purchase dated July 3, 2001 (as amended).*
(a)(10) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (as amended).*
(a)(11)     Notice of Guaranteed Delivery (as amended).*
(a)(12) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (as amended).*
(a)(13) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (as amended).*
(a)(14)     Press Release issued by Tyson dated July 5, 2001.*
(a)(15)     Tyson Conference Call dated July 30, 2001.*
(a)(16)     Press Release issued by Tyson dated August 3, 2001.*
(a)(17)     Press Release issued by Tyson dated August 4, 2001. *
(a)(18)     Tyson Conference Call dated August 7, 2001.*
(a)(19)     Press Release issued by Tyson dated August 7, 2001.*
(a)(20)     Press Release issued by Tyson dated August 9, 2001.
(a)(21)     Press Release issued by Tyson dated August 10, 2001.
(b)(1) Bridge Facility between Tyson, Chase, JPMorgan, MLCC, SunTrust and SunTrust Capital Markets, Inc. with respect to a senior unsecured bridge credit facility in an aggregate principal amount of $2.5 billion dated July 27, 2001.*
(b)(2) Receivables Bridge Facility between Tyson, Chase and JPMorgan with respect to a senior unsecured receivables bridge credit facility in an aggregate principal amount of $350 million dated July 27, 2001.*
(b)(3) Credit Agreement among Tyson, Chase, JPMorgan, MLCC, SunTrust and SunTrust Capital Markets, Inc. dated August 3, 2001.
(b)(4) Receivables Bridge Credit Agreement among Tyson, Chase and JPMorgan dated August 3, 2001.
(d)(1) Confidentiality Agreement between Tyson and the Company dated December 4, 2000 (incorporated by reference to Exhibit (d)(1) to the Schedule TO of Purchaser and Tyson filed on December 12, 2000).*
(d)(2) Confidentiality Agreement between Tyson and the Company dated December 18, 2000 (incorporated by reference to Exhibit (d)(6) to Amendment No. 9 to the Schedule TO of Purchaser and Tyson filed on January 5, 2001).*
(d)(3) Agreement and Plan of Merger among the Company, Tyson and Purchaser dated as of January 1, 2001 (incorporated by reference to Exhibit
            (d)(4) to Amendment No. 9 to the Schedule TO of Purchaser and Tyson filed on January 5, 2001).*
(d)(4) Voting Agreement by and between Tyson Limited Partnership and the Company dated as of January 1, 2001 (incorporated by reference to Exhibit (d)(5) to Amendment No. 9 to the Schedule TO of Purchaser and Tyson filed on January 5, 2001).*
(d)(5) Stipulation and Order dated June 27, 2001, IBP, inc. v. Tyson Foods, Inc., C.A. No. 18373, Court of Chancery of the State of Delaware.*

(d)(6)      Letter of Tyson Limited Partnership dated June 27, 2001.*

* Previously filed.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    TYSON FOODS, INC.

                                    /s/ Les R. Baledge
                                    -----------------------------------
                                    (Signature)

                                    Les R. Baledge,
                                    Executive Vice President
                                    and General Counsel
                                    -----------------------------------
                                    (Name and Title)

                                    August 10, 2001
                                    -----------------------------------
                                    (Date)

                                    LASSO ACQUISITION CORPORATION

                                    /s/ Les R. Baledge
                                    -----------------------------------
                                    (Signature)

                                    Les R. Baledge,
                                    Executive Vice President
                                    -----------------------------------
                                    (Name and Title)

                                    August 10, 2001
                                    -----------------------------------
                                    (Date)

EXHIBIT INDEX

(a)(1) Offer to Purchase dated July 3, 2001 (also see Exhibit (a)(9) below).*
(a)(2) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (also see Exhibit (a)(10) below).*
(a)(3)      Notice of Guaranteed Delivery (also see Exhibit (a)(11) below).*
(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (also see Exhibit (a)(12) below).*
(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (also see Exhibit (a)(13) below).*
(a)(6)      Form of summary advertisement dated July 3, 2001.*
(a)(7)      Joint Press Release issued by Tyson and the Company dated June 27,
            2001.*
(a)(8)      Joint Press Release issued by Tyson and the Company dated June 28,
            2001.*
(a)(9)      Offer to Purchase dated July 3, 2001 (as amended).*
(a)(10) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (as amended).*
(a)(11)     Notice of Guaranteed Delivery (as amended).*
(a)(12) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (as amended).*
(a)(13) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (as amended).*
(a)(14)     Press Release issued by Tyson dated July 5, 2001.*
(a)(15)     Tyson Conference Call dated July 30, 2001.*
(a)(16)     Press Release issued by Tyson dated August 3, 2001.*
(a)(17)     Press Release issued by Tyson dated August 4, 2001.*
(a)(18)     Tyson Conference Call dated August 7, 2001.*
(a)(19)     Press Release issued by Tyson dated August 7, 2001.*
(a)(20)     Press Release issued by Tyson dated August 9, 2001.
(a)(21)     Press Release issued by Tyson dated August 10, 2001.
(b)(1) Bridge Facility between Tyson, Chase, JPMorgan, MLCC, SunTrust and SunTrust Capital Markets, Inc. with respect to a senior unsecured bridge credit facility in an aggregate principal amount of $2.5 billion dated July 27, 2001.*
(b)(2) Receivables Bridge Facility between Tyson, Chase and JPMorgan with respect to a senior unsecured receivables bridge credit facility in an aggregate principal amount of $350 million dated July 27, 2001.*
(b)(3) Credit Agreement among Tyson, Chase, JPMorgan, MLCC, SunTrust and SunTrust Capital Markets, Inc. dated August 3, 2001.
(b)(4) Receivables Bridge Credit Agreement among Tyson, Chase and JPMorgan dated August 3, 2001.
(d)(1) Confidentiality Agreement between Tyson and the Company dated December 4, 2000 (incorporated by reference to Exhibit (d)(1) to the Schedule TO of Purchaser and Tyson filed on December 12, 2000).*

(d)(2) Confidentiality Agreement between Tyson and the Company dated December 18, 2000 (incorporated by reference to Exhibit (d)(6) to Amendment No. 9 to the Schedule TO of Purchaser and Tyson filed on January 5, 2001).*
(d)(3) Agreement and Plan of Merger among the Company, Tyson and Purchaser dated as of January 1, 2001 (incorporated by reference to Exhibit
            (d)(4) to Amendment No. 9 to the Schedule TO of Purchaser and Tyson filed on January 5, 2001).*
(d)(4) Voting Agreement by and between Tyson Limited Partnership and the Company dated as of January 1, 2001 (incorporated by reference to Exhibit (d)(5) to Amendment No. 9 to the Schedule TO of Purchaser and Tyson filed on January 5, 2001).*
(d)(5) Stipulation and Order dated June 27, 2001, IBP, inc. v. Tyson Foods, Inc., C.A. No. 18373, Court of Chancery of the State of Delaware.*
(d)(6)      Letter of Tyson Limited Partnership dated June 27, 2001.*

* Previously filed.